04002434

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8- 12115

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED FEB 26 2004 WASH. D.C. 158 SECTION PROCESSING

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-03 (MM/DD/YY) AND ENDING 12-31-03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Carl P. Sherr + Co LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

440 MAIN STREET
(No. and Street)

WORCESTER	MA	01608
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

CARL P. SHERR (508) 791-7126
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GREENBERG, ROSENBLATT, KULL & BITSOLI, P.C.
(Name — *if individual, state last, first, middle name*)

306 MAIN STREET	WORCESTER	MA	01608
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 15 2004 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information ...

OATH OR AFFIRMATION

I, CARL P. SHERR, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CARL P. SHERR & CO., LLC, as of DECEMBER 31, ~~19~~ 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

MANAGER

Title

Notary Public

My Commission Expires March 21, 2008

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CARL P. SHERR & CO., LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2003 AND 2002

CARL P. SHERR & CO., LLC

TABLE OF CONTENTS

DECEMBER 31, 2003 AND 2002

Facing Page

Oath or Affirmation

	PAGE
Independent Auditors' Report	1
Financial Statements:	
Statements of Financial Condition	2
Statements of Income and Changes in Members' Equity	3
Statements of Cash Flows	4
Notes to Financial Statements	5 - 7
Supplemental Schedule:	
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission	8

Greenberg, Rosenblatt, Kull & Bitsoli, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditors' Report

The Members
Carl P. Sherr & Co., LLC

We have audited the accompanying statements of financial condition of Carl P. Sherr & Co., LLC (a limited liability company) as of December 31, 2003 and 2002, and the related statements of income and changes in members' equity and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Carl P. Sherr & Co., LLC at December 31, 2003 and 2002, and the results of its operations and cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental schedule on page 8 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Greenberg, Rosenblatt, Kull & Bitsoli, P.C.
GREENBERG, ROSENBLATT, KULL & BITSOLI, P.C.

Worcester, Massachusetts
February 18, 2004

CARL P. SHERR & CO., LLC
STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31,

ASSETS	2003	2002
Cash	$ 9,826	$ 8,372
Deposits with clearing agent	299,072	325,103
Receivable from clearing agent	2,958	28,988
Other receivables	37,054	27,761
Prepaid expenses	6,126	11,499
Property and equipment, net	68,994	40,768
Total assets	$ 424,030	$ 442,491

LIABILITIES AND MEMBERS' EQUITY		
Accounts payable and accrued expenses	$ 10,714	$ 24,000
Members' equity	413,316	418,491
Total liabilities and members' equity	$ 424,030	$ 442,491

The accompanying notes are an integral part of the financial statements

CARL P. SHERR & CO., LLC
STATEMENTS OF INCOME AND CHANGES IN MEMBERS' EQUITY
YEARS ENDED DECEMBER 31,

	2003	2002
Revenues:		
Commissions on securities transactions	$ 366,914	$ 429,958
Trading gains on securities, net	379,518	227,479
Interest and dividends	35,916	60,799
Investment advisory fees	107,108	82,111
Commissions on insurance policies and annuities	31,736	31,839
Total revenues	921,192	832,186
Expenses:		
Guaranteed payments to members	158,000	156,000
Payroll	65,016	62,568
Payroll taxes and employee benefits	6,436	21,505
Commissions	546	2,241
Transfer, clearance and brokerage fees	77,149	89,102
Equipment rental	72,375	68,568
Professional fees	30,245	36,296
Rent	24,022	24,018
Office and postage	14,648	14,101
Depreciation	14,516	3,825
Telephone	14,475	12,911
Auto expense	13,436	15,360
Travel, selling and promotion	13,111	16,164
Advertising	10,008	4,649
Insurance	3,620	2,978
Consulting	4,281	5,400
Dues and subscriptions	3,274	2,623
Taxes and licenses	2,563	2,792
Loss on trade-in of motor vehicle	5,761	-
Total expenses	533,482	541,101
Net income	387,710	291,085
Members' equity - beginning	418,491	432,462
Members' distributions	(392,885)	(305,056)
Members' equity - ending	$ 413,316	$ 418,491

The accompanying notes are an integral part of the financial statements

CARL P. SHERR & CO., LLC
STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31,

	2003	2002
Operating activities:		
Net income	$ 387,710	$ 291,085
Adjustments to reconcile net income to net cash provided by (used in) operating activities:		
Depreciation	14,516	3,825
Loss on trade-in of motor vehicle	5,761	
Changes in operating assets and liabilities:		
Deposits with clearing agent	26,031	32,950
Receivable from clearing agent	26,030	(5,547)
Other receivables	(9,293)	(11,774)
Prepaid expenses	5,373	(138)
Accounts payable and accrued expenses	(13,286)	2,580
Net cash provided by operating activities	442,842	312,981
Investing activities:		
Acquisition of property and equipment	(48,503)	-
Financing activities:		
Members' distributions	(392,885)	(305,056)
Net increase in cash	1,454	7,925
Cash - beginning	8,372	447
Cash - ending	$ 9,826	$ 8,372

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

Noncash investing activity:		
Motor vehicle trade-ins	$ 27,755	$ -

The accompanying notes are an integral part of the financial statements

CARL P. SHERR & CO., LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2003 AND 2002

(1) ORGANIZATION AND NATURE OF BUSINESS

Nature of Business:

Carl P. Sherr & Co., LLC (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and a member of the National Association of Securities Dealers (NASD) and various exchanges. The Company's principal sources of revenue are commissions on securities transactions for customers located primarily in Central Massachusetts and net gains from the Company's trading in the securities markets. An unrelated clearing agent completes the majority of these transactions.

In 2002, the Company expanded its operations and is now offering life, disability and long-term care insurance and annuity products and additional investment advisory services.

Organization:

The Company is organized as a limited liability company (LLC). The terms of the LLC's operating agreement limit the members' liability for losses, debts and obligations to their capital contributions. The members may be liable for amounts previously distributed to them by the LLC in the event that insufficient assets are available to pay liabilities. In addition, the LLC will terminate upon the death of the managing member unless other members, owning more than 50% at that time, elect to continue the LLC. Presently, the managing member has a 70% ownership interest in the LLC.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Securities:

Marketable securities are stated at market value and securities not readily marketable are stated at fair value as determined by management. The difference between cost and market (or fair value) is included in income. At December 31, 2003 and 2002, there were no securities owned by the Company.

Income Recognition:

Profits and losses arising from the Company's securities transactions as well as commission income from customers' securities transactions and related transaction expenses are recorded on a trade date basis.

Dividends and interest income are accrued as earned.

Investment advisory fees and commissions on insurance and annuity products are accrued as earned.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Property and Equipment:
Property and equipment are recorded at cost. Depreciation is computed using the straight-line method over an estimated useful life of five years.

Guaranteed Payments to Members:
Guaranteed payments to members, which are designed to represent reasonable compensation for services rendered, are accounted for as an expense rather than a distribution from members' equity.

Federal and State Income Taxes:
The Company, as an LLC, is taxed as a partnership. The members are responsible for reporting their shares of the Company's net earnings on their individual income tax returns and no provision for income taxes is reflected in these statements.

Use of Estimates:
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Actual results could differ from these estimates.

Reclassifications:
Certain 2002 amounts have been reclassified to conform to 2003 classifications with no effect on previously reported net income or members' equity.

(3) DEPOSITS WITH CLEARING AGENT

Deposits with clearing agent are comprised of the following:

	2003	2002
Cash	$ 249,072	$ 275,103
Deposit	50,000	50,000
	$ 299,072	$ 325,103

(4) PROPERTY AND EQUIPMENT

Property and equipment consists of the following:

	2003	2002
Furniture and fixtures	$ 53,400	$ 52,564
Motor vehicles	62,745	65,651
	116,145	118,215
Accumulated depreciation	(47,151)	(77,447)
	$ 68,994	$ 40,768

(5) ADVERTISING COSTS

Advertising costs, totaling approximately $10,000 in 2003 and $4,600 in 2002, are expensed as incurred.

(6) SECURITIES AND EXCHANGE COMMISSION REQUIREMENTS

As a registered broker-dealer, the Company is subject to the "Uniform Net Capital Rule", rule 15c3-1 of the Securities and Exchange Commission (SEC). The rule requires the Company to maintain "net capital" of at least $250,000 and a ratio of "aggregate indebtedness" to "net capital" not to exceed 15 to 1.

At December 31, the Company's aggregate indebtedness, net capital and the related ratio, as defined by the SEC, are as follows:

	2003	2002
Aggregate indebtedness	$ 10,714	$ 24,000
Net capital	$ 333,155	$ 360,142
Ratio of aggregate indebtedness to net capital	.032 to 1	.067 to 1

(7) COMMITMENTS AND CONTINGENCIES

In the course of business, the Company executes transactions on behalf of its customers. If any of these transactions do not settle due to a customer's nonperformance, the Company may become obligated to settle. It is management's opinion that this, or any litigation that may result from customer transactions, will not have a materially adverse effect on future operations or financial position.

The Company maintains cash balances with its clearing agent in excess of insured limits.

CARL P. SHERR & CO., LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2003

Net capital:	
Total members' equity	$ 413,316
Less - nonallowable assets:	
Property and equipment	68,994
Other assets	6,126
	75,120
Net capital before haircuts on securities positions (tentative net capital)	338,196
Haircuts on trading and investment securities	5,041
Net capital	$ 333,155
Aggregate indebtedness:	
Accounts payable and accrued expenses	$ 10,714
Computation of basic net capital requirement:	
Minimum net capital required	$ 250,000
Excess net capital at 1,000 percent	$ 332,084
Ratio: Aggregate indebtedness to net capital	.032 to 1
Reconciliation with Company's computation (included in Part II of Form X-17A-5):	
Net capital, as reported in Company's Part II (unaudited) FOCUS report	$ 333,455
Audit adjustments, net	(300)
Net capital per above	$ 333,155

See independent auditors' report

Greenberg, Rosenblatt, Kull & Bitsoli, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

The Members
Carl P. Sherr & Co., LLC

In planning and performing our audit of the financial statements of Carl P. Sherr & Co., LLC (the Company), for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

The Day Building · 306 Main Street, Suite 400 · Worcester, MA 01608 · Tel (508) 791-0901 · Fax (508) 799-2059 · Email: grkb@grkb.com

Because of inherent limitations in internal control, or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives.

This report is intended solely for the information and use of the Members, management, the Securities Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Greenberg, Rosenblatt, Kull & Bitsoli, P.C.

GREENBERG, ROSENBLATT, KULL & BITSOLI, PC.

Worcester, Massachusetts
February 18, 2004